UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 5, 2026, Steven Mintz notified AlphaTON Capital Corp (the “Company”) of his decision to resign from the board of directors of the Company, effective February 6, 2026.

On February 6, 2026, F. Daniel Siciliano joined the board of directors of the Company via a unanimous vote in favor by the Company’s board of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2026

ALPHATON CAPITAL CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer